

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

May 7, 2008

Mr. William M. Austin
Chief Financial Officer
Key Energy Services, Inc.
1301 McKinney, Suite 1800
Houston, TX 77010

   Re: Key Energy Services, Inc.
     Form 10-K for Fiscal Year Ended December 31, 2007
     Filed February 29, 2008
     File No. 001-08038

Dear Mr. Austin:

   We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Selected Financial Data, page 28

Consolidated Results of Operations Data, page 29

1.   We note you present a measure of gross margin within the table under this heading. Please confirm, if true, that you include deprecation relating to property, plant and equipment in your determination of gross margin or otherwise advise. Please note that although the guidance in SAB Topic 11:B accommodates the separate presentation of multiple components attributable to cost of sales, it is not permissible to similarly report a measure of gross margin excluding such amounts. Any depreciation and amortization expense that is related to cost of sales may be displayed on a separate line item, however this item must appear before presenting gross margin and be reflected in that metric. We also note your presentation of gross margin in your segment footnote on page 127.

Consolidated Statements of Comprehensive Income, page 68

2.   Please tell us how your presentation of the components of other comprehensive income (loss) complies with paragraph 25 of FAS 130, which requires disclosure of the amount of income tax expense or benefit allocated to each component either on the face of the statement in which those components are displayed or in the notes to the financial statements. Refer to paragraphs 24 and 25 of SFAS 130.

3.   Please tell us how your presentation of the Deferred gain from cash flow hedges complies with paragraph 47 of SFAS 133, which requires you to separately disclose the beginning and ending accumulated derivative gain or loss, the related net change associated with current period hedging transactions, and the net amount of any reclassification into earnings.

Note 1. Organization and Summary of Significant Accounting Policies, page 71

Principles of Consolidation, page 72

4.   We note your accounting policy includes the application of FIN 46(R). Please indicate within this disclosure whether you have consolidated a variable interest entity(s) as the primary beneficiary or whether you hold a significant variable interest in a variable interest entity(s) but are not the primary beneficiary. Refer to paragraphs 23 through 26 of FIN 46(R).

New Accounting Standards Affecting this Report, page 84

5.   We note that you recorded a pre-tax current liability of approximately $1.0 million on January 1, 2007 under the provisions of FSP EITF 00-19-2, "which is equivalent to the payments for the Warrant RPA for one year." Please disclose the maximum potential amount of consideration, undiscounted, that you could be required to transfer under the registration payment arrangement (including the maximum number of shares that may be required to be issued). If the terms of the arrangement provide for no limitation to the maximum potential consideration (including shares) to be transferred, that fact shall be disclosed. Refer to paragraph 12 of FSP EITF 00-19-2.

Note 10. Income Taxes, page 101

6.   We note your disclosure concerning the changes to the taxable capital and earned surplus components of the Texas franchise tax with a new tax that is based on modified gross revenue. If this tax is within the scope of EITF 06-3, please disclose your accounting policy for these taxes in accordance with paragraph 4 of that guidance.

Note 12. Commitments and Contingencies, page 113

General

7.   Please modify this footnote, as necessary, to provide the disclosures required by paragraphs 9 and 10 of FAS 5, or tell us why you believe such disclosures are not required. Specifically, please disclose the nature of accrual(s) made pursuant to paragraph 8 of FAS 5 and if material, the amount of such accrual(s). If no accrual is made because one or both of the conditions in paragraph 8 are not met, or if an exposure to loss exists in excess of the amount(s) accrued, disclosure of the contingency shall be made when there is at least a reasonable possibility that a loss or additional loss may have been incurred. The disclosure should provide an estimate of the possible loss or range of loss or state that such an estimate cannot be made.

Shareholder Class Action Suits and Derivative Actions, page 114

8.   We note that you reached agreements in principle to settle all pending securities class action and derivative lawsuits on September 7, 2007 and that you are required to pay $1,125,000 of the total settlement of $16.6 million. Please tell us whether you accrued for this litigation prior to the settlement and if so, the amount of your accrual. If you did not accrue for this litigation prior to its

settlement, please provide an analysis to support your position under the guidance in FAS 5.

Note 20. Condensed Consolidating Financial Statements, page 129

9.   We note your abbreviated presentation of the condensed consolidating statement of cash flows. Please note that Rule 3-10 of Regulation S-X points to Rule 10-01 of Regulation S-X for the form and content for condensed financial statements. As such, while Rule 10-01(a)(4) of Regulation S-X allows for a single figure of funds provided by operations, it does require showing other changes individually when they exceed 10% of the average of funds provided by operations for the most recent three years. However, the Rule does not provide the same treatment for the presentation of investing and financing activities. Therefore, please modify your presentation accordingly. In addition, please confirm, if true, that you were not required to present other operating changes that individually exceeded 10% of the average of funds provided by operations for the most recent three years, or otherwise advise.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jennifer O'Brien at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief